Exhibit 1

NORTEL INVERSORA S.A.

Buenos Aires, November 13, 2017

Chairman of the

Comisión Nacional de Valores

Lic. Marcos Ayerra

S                                     /                                           D

Dear Sirs:

Ref.: Merger by absorption between Telecom Argentina S.A. (the surviving company)

and Telecom Personal S.A., Nortel Inversora S.A.

and Sofora Telecomunicaciones S.A. (the absorbed companies).

Final Merger Agreement

I am writing to you as attorney at law of Nortel Inversora S.A.  to inform that, having complied with all the required legal matters, today Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A. executed the Final Merger Agreement in accordance with the terms of Section 83, ítem 4) of the General Corporate Law and ad referéndum of the authorizations of the Ente Nacional de Comunicaciones (“ENACOM”) that could apply.

Sincerely.

María Verónica Tuccio

Attorney at law